               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 1)*

               Champion International Corporation
                        (Name of Issuer)

                          Common Stock
     (Upon conversion of Preference Stock, $92.50 Cumulative
              Convertible Series, $1.00 Par Value)

                 (Title of Class of Securities)

                           158525-10-5
                         (CUSIP Number)

                        Warren E. Buffett
                     Berkshire Hathaway Inc.
            1440 Kiewit Plaza, Omaha, Nebraska  68131
                         (402) 346-1400
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          June 22, 1995
                  (Date of Event which Requires
                    Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                (Continued on following page(s))

1        Name of Reporting Person:

         S.S. or I.R.S. Identification No. of Above Person:
               Warren E. Buffett, ###-##-####

2        Check the appropriate box if a member of a Group*:

                                                         (a)  [X]
                                                         (b)  [ ]
_________________________________________________________________

3        SEC USE ONLY


_________________________________________________________________

4        Source of Funds*:
               AF

5        Check box if disclosure of Legal Proceedings
         is required pursuant to Items 2(d) or (e)            [ ]

6        Citizen or place of organization:
               United States citizen

7        Number of shares beneficially owned by each Reporting
         Person with Sole Voting Power:
               -0-

8        Number of shares beneficially owned by each Reporting
         Person with Shared Voting Power:
               -0-

9        Number of shares beneficially owned by each Reporting
         Person with Sole Dispositive Power:
               -0-

10       Number of shares beneficially owned by each Reporting
         Person with Shared Dispositive Power:
               -0-

11       Aggregate amount beneficially owned by each Reporting
         Person:
               -0-

12       Check Box if the aggregate amount in
         Row (11) excludes certain shares*                    [ ]

13       Percent of class represented by amount in Row (11):
               0%

14       Type of Reporting Person*:
               IN

1        Name of Reporting Person:

         S.S. or I.R.S. Identification No. of Above Person:
               Berkshire Hathaway Inc., 04-2254452

2        Check the appropriate box if a member of a Group*:

                                                         (a)  [X]
                                                         (b)  [ ]
_________________________________________________________________

3        SEC USE ONLY


_________________________________________________________________

4        Source of Funds*:
               AF

5        Check box if disclosure of Legal Proceedings
         is required pursuant to Items 2(d) or (e)            [ ]

6        Citizen or place of organization:
               Delaware corporation

7        Number of shares beneficially owned by each Reporting
         Person with Sole Voting Power:
               -0-

8        Number of shares beneficially owned by each Reporting
         Person with Shared Voting Power:
               -0-

9        Number of shares beneficially owned by each Reporting
         Person with Sole Dispositive Power:
               -0-

10       Number of shares beneficially owned by each Reporting
         Person with Shared Dispositive Power:
               -0-

11       Aggregate amount beneficially owned by each Reporting
         Person:
               -0-

12       Check Box if the aggregate amount in
         Row (11) excludes certain shares*                    [ ]

13       Percent of class represented by amount in Row (11):
               0%

14       Type of Reporting Person*:
               HC, CO

1        Name of Reporting Person:

         S.S. or I.R.S. Identification No. of Above Person:
               National Indemnity Company, 47-0355979

2        Check the appropriate box if a member of a Group*:

                                                         (a)  [X]
                                                         (b)  [ ]
_________________________________________________________________

3        SEC USE ONLY


_________________________________________________________________

4        Source of Funds*:
               WC, AF

5        Check box if disclosure of Legal Proceedings
         is required pursuant to Items 2(d) or (e)            [ ]

6        Citizen or place of organization:
               Nebraska corporation

7        Number of shares beneficially owned by each Reporting
         Person with Sole Voting Power:
               -0-

8        Number of shares beneficially owned by each Reporting
         Person with Shared Voting Power:
               -0-

9        Number of shares beneficially owned by each Reporting
         Person with Sole Dispositive Power:
               -0-

10       Number of shares beneficially owned by each Reporting
         Person with Shared Dispositive Power:
               -0-

11       Aggregate amount beneficially owned by each Reporting
         Person:
               -0-

12       Check Box if the aggregate amount in
         Row (11) excludes certain shares*                    [ ]

13       Percent of class represented by amount in Row (11):
               0%

14       Type of Reporting Person*:
               IC

1        Name of Reporting Person:

         S.S. or I.R.S. Identification No. of Above Person:
               Columbia Insurance Company, 47-0530077

2        Check the appropriate box if a member of a Group*:

                                                         (a)  [X]
                                                         (b)  [ ]
_________________________________________________________________

3        SEC USE ONLY


_________________________________________________________________

4        Source of Funds*:
               WC

5        Check box if disclosure of Legal Proceedings
         is required pursuant to Items 2(d) or (e)            [ ]

6        Citizen or place of organization:
               Nebraska corporation

7        Number of shares beneficially owned by each Reporting
         Person with Sole Voting Power:
               -0-

8        Number of shares beneficially owned by each Reporting
         Person with Shared Voting Power:
               -0-

9        Number of shares beneficially owned by each Reporting
         Person with Sole Dispositive Power:
               -0-

10       Number of shares beneficially owned by each Reporting
         Person with Shared Dispositive Power:
               -0-

11       Aggregate amount beneficially owned by each Reporting
         Person:
               -0-

12       Check Box if the aggregate amount in
         Row (11) excludes certain shares*                    [ ]

13       Percent of class represented by amount in Row (11):
               0%

14       Type of Reporting Person*:
               IC

1        Name of Reporting Person:

         S.S. or I.R.S. Identification No. of Above Person:
               National Liability & Fire Insurance Company,
               36-2403971

2        Check the appropriate box if a member of a Group*:

                                                         (a)  [X]
                                                         (b)  [ ]
_________________________________________________________________

3        SEC USE ONLY

_________________________________________________________________

4        Source of Funds*:
               WC

5        Check box if disclosure of Legal Proceedings
         is required pursuant to Items 2(d) or (e)            [ ]

6        Citizen or place of organization:
               Illinois corporation

7        Number of shares beneficially owned by each Reporting
         Person with Sole Voting Power:
               -0-

8        Number of shares beneficially owned by each Reporting
         Person with Shared Voting Power:
               -0-

9        Number of shares beneficially owned by each Reporting
         Person with Sole Dispositive Power:
               -0-

10       Number of shares beneficially owned by each Reporting
         Person with Shared Dispositive Power:
               -0-

11       Aggregate amount beneficially owned by each Reporting
         Person:
               -0-

12       Check Box if the aggregate amount in
         Row (11) excludes certain shares*                    [ ]

13       Percent of class represented by amount in Row (11):
               0%

14       Type of Reporting Person*:
               IC

1        Name of Reporting Person:

         S.S. or I.R.S. Identification No. of Above Person:
               Wesco-Financial Insurance Company, 47-0685686

2        Check the appropriate box if a member of a Group*:

                                                         (a)  [X]
                                                         (b)  [ ]
_________________________________________________________________

3        SEC USE ONLY


_________________________________________________________________

4        Source of Funds*:
               WC

5        Check box if disclosure of Legal Proceedings
         is required pursuant to Items 2(d) or (e)            [ ]

6        Citizen or place of organization:
               Nebraska corporation

7        Number of shares beneficially owned by each Reporting
         Person with Sole Voting Power:
               -0-

8        Number of shares beneficially owned by each Reporting
         Person with Shared Voting Power:
               -0-

9        Number of shares beneficially owned by each Reporting
         Person with Sole Dispositive Power:
               -0-

10       Number of shares beneficially owned by each Reporting
         Person with Shared Dispositive Power:
               -0-

11       Aggregate amount beneficially owned by each Reporting
         Person:
               -0-

12       Check Box if the aggregate amount in
         Row (11) excludes certain shares*                    [ ]

13       Percent of class represented by amount in Row (11):
               0%

14       Type of Reporting Person*:
               IC

1        Name of Reporting Person:

         S.S. or I.R.S. Identification No. of Above Person:
               Blue Chip Stamps, 95-3858923

2        Check the appropriate box if a member of a Group*:

                                                         (a)  [X]
                                                         (b)  [ ]
_________________________________________________________________

3        SEC USE ONLY


_________________________________________________________________

4        Source of Funds*:
               AF

5        Check box if disclosure of Legal Proceedings
         is required pursuant to Items 2(d) or (e)            [ ]

6        Citizen or place of organization:
               California corporation

7        Number of shares beneficially owned by each Reporting
         Person with Sole Voting Power:
               -0-

8        Number of shares beneficially owned by each Reporting
         Person with Shared Voting Power:
               -0-

9        Number of shares beneficially owned by each Reporting
         Person with Sole Dispositive Power:
               -0-

10       Number of shares beneficially owned by each Reporting
         Person with Shared Dispositive Power:
               -0-

11       Aggregate amount beneficially owned by each Reporting
         Person:
               -0-

12       Check Box if the aggregate amount in
         Row (11) excludes certain shares*                    [ ]

13       Percent of class represented by amount in Row (11):
               0%

14       Type of Reporting Person*:
               CO

1        Name of Reporting Person:

         S.S. or I.R.S. Identification No. of Above Person:
               Wesco Financial Corporation, 95-2109453

2        Check the appropriate box if a member of a Group*:

                                                         (a)  [X]
                                                         (b)  [ ]
_________________________________________________________________

3        SEC USE ONLY


_________________________________________________________________

4        Source of Funds*:
               WC, AF

5        Check box if disclosure of Legal Proceedings
         is required pursuant to Items 2(d) or (e)            [ ]

6        Citizen or place of organization:
               Delaware corporation

7        Number of shares beneficially owned by each Reporting
         Person with Sole Voting Power:
               -0-

8        Number of shares beneficially owned by each Reporting
         Person with Shared Voting Power:
               -0-

9        Number of shares beneficially owned by each Reporting
         Person with Sole Dispositive Power:
               -0-

10       Number of shares beneficially owned by each Reporting
         Person with Shared Dispositive Power:
               -0-

11       Aggregate amount beneficially owned by each Reporting
         Person:
               -0-

12       Check Box if the aggregate amount in
         Row (11) excludes certain shares*                    [ ]

13       Percent of class represented by amount in Row (11):
               0%

14       Type of Reporting Person*:
               CO

1        Name of Reporting Person:

         S.S. or I.R.S. Identification No. of Above Person:
               Wesco Holdings Midwest, Inc., 47-0691907

2        Check the appropriate box if a member of a Group*:

                                                         (a)  [X]
                                                         (b)  [ ]
_________________________________________________________________

3        SEC USE ONLY


_________________________________________________________________

4        Source of Funds*:
               AF

5        Check box if disclosure of Legal Proceedings
         is required pursuant to Items 2(d) or (e)            [ ]

6        Citizen or place of organization:
               Nebraska corporation

7        Number of shares beneficially owned by each Reporting
         Person with Sole Voting Power:
               -0-

8        Number of shares beneficially owned by each Reporting
         Person with Shared Voting Power:
               -0-

9        Number of shares beneficially owned by each Reporting
         Person with Sole Dispositive Power:
               -0-

10       Number of shares beneficially owned by each Reporting
         Person with Shared Dispositive Power:
               -0-

11       Aggregate amount beneficially owned by each Reporting
         Person:
               -0-

12       Check Box if the aggregate amount in
         Row (11) excludes certain shares*                    [ ]

13       Percent of class represented by amount in Row (11):
               0%

14       Type of Reporting Person*:
               CO

1        Name of Reporting Person:

         S.S. or I.R.S. Identification No. of Above Person:
               The Fechheimer Bros. Company, 31-1000330

2        Check the appropriate box if a member of a Group*:

                                                         (a)  [X]
                                                         (b)  [ ]
_________________________________________________________________

3        SEC USE ONLY


_________________________________________________________________

4        Source of Funds*:
               WC

5        Check box if disclosure of Legal Proceedings
         is required pursuant to Items 2(d) or (e)            [ ]

6        Citizen or place of organization:
               Delaware corporation

7        Number of shares beneficially owned by each Reporting
         Person with Sole Voting Power:
               -0-

8        Number of shares beneficially owned by each Reporting
         Person with Shared Voting Power:
               -0-

9        Number of shares beneficially owned by each Reporting
         Person with Sole Dispositive Power:
               -0-

10       Number of shares beneficially owned by each Reporting
         Person with Shared Dispositive Power:
               -0-

11       Aggregate amount beneficially owned by each Reporting
         Person:
               -0-

12       Check Box if the aggregate amount in
         Row (11) excludes certain shares*                    [ ]

13       Percent of class represented by amount in Row (11):
               0%

14       Type of Reporting Person*:
               CO

1        Name of Reporting Person:

         S.S. or I.R.S. Identification No. of Above Person:
               Nebraska Furniture Mart, Inc., 43-0428274

2        Check the appropriate box if a member of a Group*:

                                                         (a)  [X]
                                                         (b)  [ ]
_________________________________________________________________

3        SEC USE ONLY


_________________________________________________________________

4        Source of Funds*:
               WC

5        Check box if disclosure of Legal Proceedings
         is required pursuant to Items 2(d) or (e)            [ ]

6        Citizen or place of organization:
               Nebraska corporation

7        Number of shares beneficially owned by each Reporting
         Person with Sole Voting Power:
               -0-

8        Number of shares beneficially owned by each Reporting
         Person with Shared Voting Power:
               -0-

9        Number of shares beneficially owned by each Reporting
         Person with Sole Dispositive Power:
               -0-

10       Number of shares beneficially owned by each Reporting
         Person with Shared Dispositive Power:
               -0-

11       Aggregate amount beneficially owned by each Reporting
         Person:
               -0-

12       Check Box if the aggregate amount in
         Row (11) excludes certain shares*                    [ ]

13       Percent of class represented by amount in Row (11):
               0%

14       Type of Reporting Person*:
               CO

1        Name of Reporting Person:

         S.S. or I.R.S. Identification No. of Above Person:
               National Fire and Marine Insurance Company,
               47-6021331

2        Check the appropriate box if a member of a Group*:

                                                         (a)  [X]
                                                         (b)  [ ]
_________________________________________________________________

3        SEC USE ONLY

_________________________________________________________________

4        Source of Funds*:
               WC, AF

5        Check box if disclosure of Legal Proceedings
         is required pursuant to Items 2(d) or (e)            [ ]

6        Citizen or place of organization:
               Nebraska corporation

7        Number of shares beneficially owned by each Reporting
         Person with Sole Voting Power:
               -0-

8        Number of shares beneficially owned by each Reporting
         Person with Shared Voting Power:
               -0-

9        Number of shares beneficially owned by each Reporting
         Person with Sole Dispositive Power:
               -0-

10       Number of shares beneficially owned by each Reporting
         Person with Shared Dispositive Power:
               -0-

11       Aggregate amount beneficially owned by each Reporting
         Person:
               -0-

12       Check Box if the aggregate amount in
         Row (11) excludes certain shares*                    [ ]

13       Percent of class represented by amount in Row (11):
               0%

14       Type of Reporting Person*:
               IC

1        Name of Reporting Person:

         S.S. or I.R.S. Identification No. of Above Person:
               Precision Steel Warehouse, Inc. 36-3005603

2        Check the appropriate box if a member of a Group*:

                                                         (a)  [ ]
                                                         (b)  [ ]
_________________________________________________________________

3        SEC USE ONLY

_________________________________________________________________

4        Source of Funds*:
               WC

5        Check box if disclosure of Legal Proceedings
         is required pursuant to Items 2(d) or (e)            [ ]

6        Citizen or place of organization:
               Illinois corporation

7        Number of shares beneficially owned by each Reporting
         Person with Sole Voting Power:
               -0-

8        Number of shares beneficially owned by each Reporting
         Person with Shared Voting Power:
               -0-

9        Number of shares beneficially owned by each Reporting
         Person with Sole Dispositive Power:
               -0-

10       Number of shares beneficially owned by each Reporting
         Person with Shared Dispositive Power:
               -0-

11       Aggregate amount beneficially owned by each Reporting
         Person:
               -0-

12       Check Box if the aggregate amount in
         Row (11) excludes certain shares*                    [ ]

13       Percent of class represented by amount in Row (11):
               0%

14       Type of Reporting Person*:
               IC

Item 1.   Security and Issuer.

         This statement relates to the Common Stock ("Common Stock") of Champion International Corporation ("Champion"), One Champion Plaza, Stamford, Connecticut 06921, issued upon conversion of the shares of the Preference Stock, $92.50 Cumulative Convertible Series, $1.00 par value ("92.50 Preference Stock") previously held by the persons filing this Schedule 13D (the "Filing Persons.")

Item 2.   Identity and Background.

         Not applicable.

Item 3.  Source and Amount of Funds or Other Considerations.

         Not applicable.

Item 4.  Purpose of Transaction.

         Not applicable.

Item 5.  Interest in Securities of the Issuer.

         a.    As a result of the consummation of the
transactions described in Item 5.c below, the Filing Persons no longer beneficially own any shares of Common Stock or $92.50
Preference Stock of Champion.

         b.    Not applicable.

         c. On June 22, 1995, the Filing Persons elected to convert all of the shares of $92.50 Preference Stock then held by each of such persons into shares of Common Stock of Champion. Each share of $92.50 Preference Stock was converted into 26.31579 shares of Common Stock in accordance with the terms of the Certificate of Incorporation of Champion. Upon the consummation of such conversion, all of such shares of Common Stock were sold by the Filing Persons directly to Champion at a price of $49.125 per share. Dividends accrued but unpaid on the $92.50 Preference Stock were also paid to the holders thereof upon conversion.

         The following table sets forth, for each of the Filing Persons that previously held shares of $92.50 Preference Stock of record, the aggregate number of shares of $92.50 Preference Stock converted into Common Stock, the aggregate number of shares of Common Stock sold to Champion, and the aggregate proceeds received upon sale of the shares of Common Stock.

                          No. of
                          Shares       No. of
                          of $92.50    Shares of
                          Preference   Common        Aggregate
    Name                  Stock        Stock         Proceeds


National Indemnity
  Company                  210,000  5,526,315.90  $271,480,268.59
National Fire and Marine
  Insurance Company         24,000    631,578.96    31,026,316.41
National Liability &
  Fire Insurance Company     3,000     78,947.37     3,878,289.55
Nebraska Furniture Mart,
  Inc.                       5,000    131,578.95     6,463,816.92
The Fechheimer Bros.
  Company                    5,000    131,578.95     6,463,816.92
Columbia Insurance
  Company                   30,000    789,473.70    38,782,895.51
Wesco Financial
  Corporation                8,000    210,526.32    10,342,105.47
Wesco-Financial
  Insurance Company         12,000    315,789.48    15,513,158.21
Precision Steel
  Warehouse, Inc.            3,000     78,947.37     3,878,289.55


TOTAL                      300,000  7,895,737.00   387,828,955.13


         d.  Not applicable.

         e. The Filing Persons ceased to be the beneficial owners of more than five percent of the common stock of Champion on June 22, 1995.

Item 6.  Contracts, Arrangements, Understandings or Relationships
         With Respect to Securities of the Issuer.

               Not applicable.

Item 7.  Material to be Filed as Exhibits.

               Previously filed as paper exhibits.

After reasonable inquiry and to the best knowledge and belief of each the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated this 23rd day of June, 1995.



/s/ Warren E. Buffett
  Warren E. Buffett

BERKSHIRE HATHAWAY INC.             NATIONAL INDEMNITY COMPANY



By /s/Warren E. Buffett             By /s/Warren E. Buffett
    Warren E. Buffett                   Warren E. Buffett
    Chairman of the Board               Chairman of the Board

NATIONAL FIRE AND MARINE            COLUMBIA INSURANCE COMPANY
  INSURANCE COMPANY



By /s/Warren E. Buffett             By /s/Warren E. Buffett
    Warren E. Buffett                    Warren E. Buffett
    Chairman of the Board                Chairman of the Board

WESCO HOLDINGS MIDWEST, INC.



By /s/Warren E. Buffett
    Warren E. Buffett
    President

NATIONAL LIABILITY & FIRE INSURANCE COMPANY, NEBRASKA FURNITURE
MART, INC., WESCO FINANCIAL CORPORATION, BLUE CHIP STAMPS, THE
FECHHEIMER BROS. COMPANY, PRECISION STEEL WAREHOUSE, INC. AND
WESCO-FINANCIAL INSURANCE COMPANY



By /s/Warren E. Buffett
    Warren E. Buffett
    Attorney-in-Fact